SEC FILE NUMBER
000-52421

CUSIP NUMBER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Advanced BioEnergy, LLC

(Full Name of Registrant)

N/A

(Former Name if Applicable)

8000 Norman Center Drive, Suite 610

(Address of Principal Executive Office (Street and Number))

Bloomington, MN 55437

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Advanced BioEnergy, LLC (the “Company”) and its wholly-owned subsidiary ABE South Dakota, LLC (“ABE South Dakota”) are currently negotiating with the senior lenders of the ABE South Dakota senior credit facility. ABE South Dakota is currently in default of certain covenants in the senior credit facility and the Company and ABE South Dakota are negotiating with the lenders to either (i) enter into a forbearance agreement or (ii) obtain a waiver of these covenant violations, in either case through October 1, 2014. Although the Company believes it will be successful in obtaining the necessary waiver or agreement, it did not receive the waiver or agreement by December 30, 2013. The Company currently has a waiver for the period through December 31, 2013. The Company needs to enter into the forbearance agreement or obtain a waiver through October 1, 2014 to enable it to classify those portions of its senior debt maturing after September 30, 2014, totaling $72.4 million, as long-term debt at September 30, 2013.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard R. Peterson	763	226-2701
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a loss from continuing operations of $7.4 million for the year ended September 30, 2013, compared to a loss of $9.2 million for the year ended September 30, 2012. The lower loss was primarily result of improved commodity margins in the last half of fiscal 2013. The Company anticipates income from discontinued operations of $79.2 million for fiscal 2013, compared to a loss from discontinued operations of $0.6 million for fiscal 2012. The increase was primarily due to a gain on sale of the Fairmont ethanol plant of $76.6 million in December 2012. The Company anticipates it will report net income of $71.8 million for fiscal 2013, compared to a net loss of $9.8 million for fiscal 2012.

Advanced BioEnergy, LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 30, 2013	By	/s/ Richard R. Peterson

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

3